Exhibit 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

Year Ended December 31, 2006
Income available to common stockholders	$6,541,867
Weighted average shares outstanding	4,975,542
Basic earnings per share	$1.31
Income for diluted earnings per share	$6,541,867
Total weighted average common shares and equivalents outstanding for diluted computation	4,980,708
Diluted earnings per share	$1.31